United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission file number 1-12984

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

(Full title of the plan)

EAGLE MATERIALS INC.

3811 Turtle Creek Blvd, Suite 1100

Dallas, Texas 75219

(Name of issuer and address of principal executive office)

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

FINANCIAL STATEMENTS

AT DECEMBER 31, 2012 AND 2011,

AND FOR THE YEAR ENDED DECEMBER 31, 2012

Report of Independent Registered Public Accounting Firm

To the Administrative Committee

Eagle Materials Inc. Hourly Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Eagle Materials Inc. Hourly Profit Sharing Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and changes in net assets available for benefits for the year ended December 31, 2012, in conformity with generally accepted accounting principles in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions and assets (held at end of year) as of December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

A Limited Liability Partnership

Certified Public Accountants

June 26, 2013

Arlington, Texas

Eagle Materials Inc. Hourly Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Investments in the Eagle Materials Inc. Plans Master Trust, at fair value	$18,343,505	$15,526,292
Adjustment from fair value to contract value for fully benefit – responsive investment contracts held by a common/collective trust (Note 2)	(25,342)	(22,096)

Total Investments	18,318,163	15,504,196
Employers’ contribution receivable	527,181	475,000

Net Assets Available for Benefits	$18,845,344	$15,979,196

See accompanying notes to financial statements.

Eagle Materials Inc. Hourly Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2012

Additions:
Participating Employers’ contributions	$651,947
Participant contributions	1,072,800
Interest in the Eagle Materials Inc. Plans Master Trust investment income	2,449,590

Total additions	4,174,337

Deductions:
Benefits paid to participants	(1,305,564)
Administrative expenses	(2,625)

Total deductions	(1,308,189)

Net increase in net assets available for benefits	2,866,148
Net assets available for benefits:
Beginning of year	15,979,196

End of year	$18,845,344

See accompanying notes to financial statements.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2012

NOTE 1. DESCRIPTION OF THE PLAN

The following description of Eagle Materials Inc. Hourly Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, established April 1, 1994 and amended and restated January 1, 2001, is a defined contribution retirement plan covering eligible employees of Eagle Materials Inc. (the Company or Employer) and eligible employees of other related corporations which adopt the Plan with the Company’s consent. The Company and certain subsidiaries collectively comprise the “Participating Employers.” The Plan is administered by the Administrative Committee (the Committee) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

The Plan has three distinct types of eligible employees: (1) employees eligible to participate in the employer profit sharing contributions, (2) employees eligible to participate in employer matching contributions or (3) employees not eligible to participate in any employer contribution. Eligible employees may not participate in both employer profit sharing and matching contributions. Certain hourly employees of the Participating Employers participate in profit sharing contributions on the earlier of January 1 or July 1 after completing one year of service, as defined. One year of service, for purposes of eligibility, is defined as a consecutive twelve month period during which the employee worked 1,000 hours, ending on the first anniversary of the employee’s date of hire. Hourly employees of Republic Paperboard Company, LLC (Republic), a subsidiary of the Company, may participate in matching contributions on the date the employee first performs an hour of service for the Employer, as defined. Hourly employees of Mathews Ready Mix LLC (Mathews), a subsidiary of the Company, may also participate in matching contributions during the calendar year.

A member of a group or class of employees covered by a collective bargaining agreement is not eligible to participate in the Plan unless such agreement extends the Plan to such group or class of employees.

Contributions

The Plan permits participants to contribute pre-tax up to 70% of their compensation, up to a statutory limit, as defined, to a 401(k) account upon the date of hire. Total contributions to a participant’s account are limited to a maximum of 100% of compensation (or $49,000, whichever is less) for participant contributions and Participating Employer’s contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2012

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Matching and profit sharing contributions are made by the Participating Employers as determined by their respective Boards of Directors. Profit sharing contributions are made to all participants employed on December 31 of each year, and are allocated to participant accounts on a pro rata basis determined by each participant’s number of hours worked. Employer nondiscretionary matching contributions for eligible employees of Republic are allocated to participant accounts based on 75% of each participant’s eligible contributions up to 6% of compensation, as defined by the Plan. Employer nondiscretionary matching contributions for eligible employees of Mathews are allocated to participant accounts based on 100% of each participant’s eligible contributions up to $500 annually, as defined by the Plan. The Participating Employers, at their sole discretion, may make qualified non-elective contributions to the Plan. No such contributions were made for the 2011 Plan year. Forfeitures may be used to reduce employer profit sharing contributions or administrative expenses of the Plan. Accrued discretionary employer profit sharing contributions to the Plan were reduced by assumed forfeitures of $25,000 at December 31, 2012.

Participants direct the investment of their accounts into various registered investment company funds, a common/collective trust fund or the Eagle Materials Common Stock Fund (EXPSF). Another fund, the Centex Common Stock Fund (CCSF), exists for those employees who chose to retain their balance in this fund upon transfer of all of their balances from the Profit Sharing and Retirement Plan of Centex Corporation to the Plan in 1994. No additional contributions to the CCSF are permitted. Both the EXPSF and CCSF are unitized stock funds.

Participants may allocate up to 15% of employer and participant contributions to the EXPSF, whereas up to 100% may be allocated to any other investment option (except CCSF) offered by the Plan.

Vesting

Matching Contributions—Participants’ Employer nondiscretionary matching contributions do not vest until the completion of three years of vesting service, as defined.

Profit Sharing Contributions—For Employer Profit Sharing Contributions made with respect to Plan Years beginning on or before December 31, 2006, the participants with less than 5 years of vesting service will be 0% vested in employer contributions and participants with 5 or more years of vesting service will be 100% vested. For Employer Profit Sharing Contributions made with respect to Plan Years beginning on or after January 1, 2007, the participants with less than 3 years of vesting service will be 0% vested in employer contributions, and participants with 3 or more years of vesting service will be 100% vested.

Participants are fully vested in all contributions upon retirement, full and permanent disability, or death.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2012

NOTE 1. DESCRIPTION OF THE PLAN (continued)

The Plan provides for distributions when a participant terminates employment and the present value of the participant’s vested accrued benefit is equal to or less than $5,000. A summary of such provisions follows:

•

Upon termination of service, if the fair value of a participant’s vested accrued benefit is $5,000 or less, the Committee shall direct Fidelity Management Trust Company (“the Trustee”) to distribute the present value of the participant’s vested balance in a single sum. In the event of a mandatory distribution greater than $1,000 (but less than $5,000), if the participant does not elect to have such distribution paid directly to an eligible retirement plan or to receive the distribution, then the Committee will pay the distribution in a Direct Rollover to an individual retirement plan designated by the Committee.

•

If a participant terminates service when the participant’s vested accrued benefit is zero, the participant is deemed to receive a distribution of his entire vested accrued benefit as of the day of termination.

Participants are always fully vested in their participant contributions, related earnings and participant rollovers.

Participant Loans

Loans by participants are not permitted.

Distributions

In accordance with the Plan document, distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59  1/2; or distribution is available to satisfy a financial hardship meeting the requirements of the Internal Revenue Service (IRS) regulations. Distributions are made in a lump-sum payment, a direct rollover distribution, or a combination thereof.

Termination of the Plan

Although the Employer has not expressed intent to terminate the Plan, it may do so at any time subject to the requirements of ERISA. If the Plan is terminated, participants will become fully vested in their Participating Employers’ contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2012

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All of the Plan’s investments are commingled with the investments of the Profit Sharing and Retirement Plan of Eagle Materials Inc. (the Eagle Salaried Plan) in the Eagle Materials Inc. Plans Master Trust (“the Master Trust”). The Master Trust is governed by a trust agreement with the Trustee which is held accountable by and reports to the Committee.

Investments included in the Master Trust are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan presents the net change in fair value of mutual funds and common and collective trusts, which consists of realized gains or losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments, in the accompanying statement of changes in net assets available for benefits.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the fund as reported by the investment advisor. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Under the Fair Value Measurements and Disclosures topic of the Codification, ASC 820, disclosures are required about how fair value is determined for assets and liabilities and a hierarchy for which these assets and liabilities must be grouped is established, based on significant levels of inputs as follows:

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2012

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -	Inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 -	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stock

Common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within level 1 of the valuation hierarchy.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common/Collective Investment Trust

The Plan holds an investment in the Fidelity Managed Income Portfolio (“Fund”), which is managed by Fidelity Management Trust Company and invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements), enters into wrap contracts (“Wrap”) issued by third parties and invests in cash equivalents represented by shares in money market funds. A Wrap is a contract with an insurance company or bank, which absorbs any gains or losses caused by market fluctuations. The Wrap allows investors to hold their investments at the original par or book value plus accrued interest, resulting in stable rates of return. The fair value of the units of this investment is based on the fair value of the underlying investments, and a NAV can be calculated for this Fund. Audited financial statements are available for this investment. The Fund intends to hold only assets whose fair market value is the contract value of the investment. Income is calculated daily and the amount of income is dependent on contract interest rates, contract maturities, and new investments in the Fund. This investment is a fully benefit-responsive fund; however, it does contain several redemption restrictions: redemptions by plan participants to reinvest in options that compete with the Fund may be delayed for up to 90 days, and full or partial plan sponsor directed redemptions or terminations may be delayed for up to 365 days.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2012

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Below is the Plan’s share of Master Trust investments at fair value on a recurring basis by the fair value hierarchy levels described above:

	At December 31, 2012
	Quoted Prices
	in Active	Significant	Significant
	Markets for	Observable	Unobservable	Total
	Identical Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value
Common stock:
Building Materials	$1,179,882	$—	$—	$1,179,882

Total common stock	1,179,882	—	—	1,179,882

Mutual funds:
Index funds	1,698,603	—	—	1,698,603
Lifestyle funds	9,941,425	—	—	9,941,425
Fixed income funds	1,159,713	—	—	1,159,713
Growth funds	2,880,679	—	—	2,880,679
International growth funds	604,456	—	—	604,456

Total mutual funds	16,284,876	—	—	16,284,876

Common/Collective trust	—	853,405	—	853,405

	$17,464,758	$853,405	$—	$18,318,163

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2012

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

	At December 31, 2011
	Quoted Prices
	in Active	Significant	Significant
	Markets for	Observable	Unobservable	Total
	Identical Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value
Common stock:
Building Materials	$565,436	$—	$—	$565,436

Total common stock	565,436	—	—	565,436

Mutual funds:
Index funds	1,498,543	—	—	1,498,543
Lifestyle funds	8,786,376	—	—	8,786,376
Fixed income funds	958,116	—	—	958,116
Growth funds	2,337,176	—	—	2,337,176
International growth funds	484,814	—	—	484,814

Total mutual funds	14,065,025	—	—	14,065,025

Common/Collective trust	—	873,735	—	873,735

	$14,630,461	$873,735	$—	$15,504,196

All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Master Trust allocates net investment income/(loss) to the Plan based on the ratio of fair values of the Plan’s investment in each Master Trust account. Net investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2012, include Trustee and record keeper fees. Fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair value of investments for the Master Trust. Administrative expenses are allocated pro rata to the Plan and the Eagle Salaried Plan.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2012

NOTE 3. INTEREST IN THE MASTER TRUST

The fair value of the commingled investments of the participating plans in the Master Trust accounts at December 31, 2012 and 2011, and the undivided percentage interests the Plan holds in each of the Master Trust accounts are summarized as follows:

	2012		2011
		Percentage		Percentage
	Fair Value	Interest	Fair Value	Interest
Registered Investment Companies
Vanguard Inflation Protected Securities	$1,760,699	4.40%	$852,345	2.60%
JPMorgan Mid Cap Growth Select	2,083,440	34.00%	1,805,575	32.40%
American Beacon Funds Small Cap Value Intitutional	1,603,871	20.30%	1,313,671	19.80%
Legg Mason CBA Aggressive Growth I	487,399	40.30%	393,114	44.00%
American Beacon Funds Large Cap Value Institutional	1,913,746	35.40%	1,661,565	31.80%
Baron Small Cap Institutional	690,438	20.30%	584,664	19.40%
Fidelity Low-Priced Stock Fund	4,334,345	19.20%	3,996,084	17.00%
Fidelity Freedom Income Fund	427,617	24.10%	696,164	12.80%
Fidelity Freedom 2000 Fund	4,262,998	60.80%	4,528,983	58.80%
Fidelity Freedom 2010 Fund	6,865,471	18.30%	5,988,959	20.00%
Fidelity Freedom 2020 Fund	10,865,940	20.60%	8,998,412	20.80%
Fidelity Freedom 2030 Fund	5,351,429	39.10%	3,955,236	41.40%
Fidelity Freedom 2040 Fund	3,343,374	49.60%	2,567,447	51.80%
Spartan Extended Market Index Fund	1,638,221	20.10%	1,314,465	21.40%
Fidelity Retirement Money Market	1,036,244	14.50%	212,797	9.50%
Spartan 500 Index Institution	5,599,802	24.50%	5,059,473	24.00%
Fidelity U.S. Bond Income Fund	—	0.00%	3,662,502	25.00%
Spartan U.S. Bond Index	3,893,772	23.90%	—	0.00%
Brokerage Link	1,015,607	0.00%	978,381	0.00%
Mainstay Large Capital Growth 1	62,082	5.00%	12,325	0.00%
Harbor International Adminstrative	2,703,712	22.20%	2,451,891	19.80%
Spartan International Index	20,833	25.60%	100	0.00%

	59,961,040		51,034,153
Eagle Materials Common Stock Fund
Eagle Materials Common Stock	6,486,752		3,326,685
Interest-Bearing Cash Equivalent	—		—

	6,486,752	18.20%	3,326,685	17.00%
Common/Collective Trust
Fidelity Managed Income Portfolio Fund	3,981,100	22.10%	4,319,535	20.70%

	$70,428,892		$58,680,373

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2012

NOTE 3. INTEREST IN THE MASTER TRUST (continued)

Net investment income/(loss) of the Master Trust accounts for the year ended December 31, 2012, and the Plan’s share of net investment income/(loss) of each Master Trust account is summarized as follows:

	Net
	Appreciation	Interest	Net	Shares in Net
	in Fair Value	and	Investment	Investment
	of Investments	Dividends	Income	Income
Vanguard Inflation Protected Securities	$17,324	$56,950	$74,274	5.6%
JPMorgan Mid Cap Growth Select	193,283	95,129	288,412	32.7%
American Beacon Funds Small Cap Value Intitutional	158,191	63,756	221,947	20.1%
Legg Mason CBA Aggressive Growth I	66,400	13,883	80,283	40.5%
American Beacon Funds Large Cap Value Institutional	261,078	42,434	303,512	33.8%
Baron Small Cap Institutional	83,365	21,530	104,895	19.0%
Fidelity Low-Priced Stock Fund	416,292	320,482	736,774	17.5%
Fidelity Freedom Income Fund	29,389	15,955	45,344	12.9%
Fidelity Freedom 2000 Fund	182,470	92,366	274,836	59.1%
Fidelity Freedom 2010 Fund	475,624	164,018	639,642	18.8%
Fidelity Freedom 2020 Fund	824,886	257,667	1,082,553	21.1%
Fidelity Freedom 2030 Fund	448,539	119,059	567,598	40.8%
Fidelity Freedom 2040 Fund	320,546	65,973	386,519	51.1%
Spartan Extended Market Index	163,346	72,236	235,582	22.2%
Fidelity Retirement Money Market	—	24	24	8.3%
Spartan 500 Index Institution	661,642	120,432	782,074	24.6%
Spartan U.S. Bond Index	43,300	125,122	168,422	22.4%
Brokerage Link	45,471	25,650	71,121	0.0%
Mainstay Large Capital Growth 1	4,790	219	5,009	2.1%
Harbor International Administration	424,264	48,131	472,395	21.4%
Eagle Materials Inc. Common Stock	3,936,754	29	3,936,783	17.4%
Spartan International Index	2,224	565	2,789	3.7%
Fidelity Managed Income Portfolio Fund	—	51,748	51,748	20.7%

	$8,759,178	$1,773,358	$10,532,536	23.3%

The Plan provides for investments in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2012

NOTE 4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

The Plan had no significant uncertain tax positions for the year ended December 31, 2012. The Plan’s Annual Return/Report of Employee Benefit Plan is subject to examination by the Internal Revenue Service for three years from the date of filing.

NOTE 5. RELATED PARTY TRANSACTIONS

Certain Plan investments in the registered investment companies, the common/collective trust, and the interest-bearing cash equivalent portion of the EXPSF are managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Net assets available for benefits per the financial statements	$18,845,344	$15,979,196
Employers’ contribution receivable	(527,181)	(475,000)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common/collective trust	25,142	22,096

Net assets available for benefits per Form 5500	$18,343,305	$15,526,292

The Form 5500 has certain income and expense items that differ from amounts shown on the accompanying financial statements. These differences relate to classification only and have no effect upon the net assets available for benefits as of December 31, 2012 or 2011.

NOTE 7. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were issued and all necessary disclosures have been included.

SUPPLEMENTAL SCHEDULE

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

SCHEDULE H; LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN#: 75-2520779

PLAN #: 001

DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity Investments	Plan interest in Master Trust	$—	$18,343,505

*	Party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Eagle Materials Inc. Hourly Profit Sharing Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Date: June 26, 2013	By:	/S/ DAVID B. POWERS
David B. Powers, Chairman, Administrative Committee

INDEX TO EXHIBIT

Eagle Materials Inc. Hourly Profit Sharing Plan

Exhibit Number	Exhibit	Filed Herewith or Incorporated by Reference

23	Consent of Sutton Frost Cary LLP	Filed herewith